UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

         _______________________________________________

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                   MEDICALOGIC/MEDSCAPE, INC.
                        (Name of Issuer)

             Common Stock, Par Value $.01 per share
                 (Title of Class of Securities)

                            584642102
                         (CUSIP Number)

                       Sumner M. Redstone
                    National Amusements, Inc.
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600

                         with a copy to:

                    Michael D. Fricklas, Esq.
                           Viacom Inc.
                          1515 Broadway
                    New York, New York 10036
                    Telephone: (212) 258-6000
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                          May 19, 2000
     (Date of Event which Requires Filing of this Statement)


    _________________________________________________________

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 584642102

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    SUMNER M. REDSTONE
                    S.S. No.
------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
------------------------------------------------------------
/  / (b)
------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------
(4)  Sources of Funds (See Instructions)          N/A
------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
------------------------------------------------------------
(6)  Citizenship or Place of Organization
             United States
------------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares
Beneficially        (8)  Shared Voting Power        4,695,892
 Owned by
   Each             (9)  Sole Dispositive Power
Reporting
  Person            (10) Shared Dispositive Power   4,695,892
  With
------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    4,695,892
------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                      11.76%
------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                        IN
------------------------------------------------------------

 CUSIP No.     584642102

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    VIACOM
                    I.R.S No. 04-29495933
------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
------------------------------------------------------------
/  / (b)
------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------
(4)  Sources of Funds (See Instructions)        N/A
------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
------------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares
Beneficially        (8)  Shared Voting Power       4,695,892
 Owned by
   Each             (9)  Sole Dispositive Power
Reporting
  Person            (10) Shared Dispositive Power  4,695,892
  With
------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    4,695,892
------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                             11.76%
------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                            CO
------------------------------------------------------------

Item 1.   Security and Issuer.
	  --------------------

          The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, no par value per share (the "Common Shares"), of MedicaLogic/Medscape, Inc. (the "Issuer"), an Oregon corporation, with its principal executive office located at 20500 NW Evergreen Parkway, Hillsboro, Oregon 97124.

Item 2.     Identity and Background.
	    -----------------------

          This Statement is filed by Mr. Sumner M. Redstone,
National Amusements, Inc. ("NAI"), NAIRI, Inc. ("NAIRI"), and
Viacom Inc. ("Viacom") (collectively, the "Reporting Persons").

          Viacom, a Delaware corporation, has its principal executive offices at 1515 Broadway, New York, New York 10036 and is a diversified entertainment and communications company. At May 12, 2000, approximately 68% of Viacom's voting Class A Common Stock, par value $.01 per share, and approximately 13% (on a combined basis) of Viacom's Class A Common Stock and non-voting Class B Common Stock, par value $.01 per share, was owned by NAIRI.

          NAIRI, a Rhode Island corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026 and is a company owning and operating movie theaters in the United States whose main asset is its shares of Viacom Class A Common Stock and Class B Common Stock.

          NAI, a Maryland corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal businesses are owning and operating movie theaters in the United States, United Kingdom and South America and holding the common stock of NAIRI. 66-2/3% of the issued and outstanding shares of capital stock of NAI are beneficially owned by Mr. Sumner M. Redstone, as trustee of a trust owning such shares.

          Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman of the Board and Chief Executive Officer of NAI, Chairman and President of NAIRI, and Chairman of the Board and Chief Executive Officer of Viacom Inc.

          The executive officers and directors of CBSBI, Viacom, NAIRI and NAI are set forth on Schedules I through III attached hereto, containing the following information with respect to each such person:

          (a)  Name;

          (b)  Residence or business address; and

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

          During the last five years, neither of the Reporting Persons nor any person named in any of Schedules I through III attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Except for Jan Leschly, who is a Danish citizen, all of the directors of Viacom, NAIRI and NAI, including Mr. Sumner M.
Redstone, are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
	  ------------------------------------------------

          The Issuer's Common Shares were acquired by the Reporting Persons pursuant to the merger of Medscape, Inc.
("Medscape") with and into the Issuer on May 19, 2000.

Item 4.   Purpose of Transaction.
	  ------------------------

          The Issuer's Common Shares were acquired by the Reporting Persons pursuant to the merger of Medscape with and into the Issuer on May 19, 2000. The Reporting Persons may, at any time and from time to time, purchase additional Common Shares of the Issuer and may dispose of any and all Common Shares of the Issuer held by them. Notwithstanding the foregoing, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
	  -------------------------------------

          (a) and (b) Viacom is currently the beneficial owner, with shared dispositive and voting power, of 4,695,892 Common Shares, or approximately 11.76%, of the Issuer's issued and outstanding Common Shares (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 12,
          2000).

          NAIRI is currently the beneficial owner, with shared dispositive and voting power, of 4,695,892 Common Shares, or approximately 11.76%, of the Issuer's issued and outstanding Common Shares (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 12, 2000).

          NAI is currently the beneficial owner, with shared dispositive and voting power, of 4,695,892 Common Shares, or approximately 11.76%, of the Issuer's issued and outstanding Common Shares (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 12, 2000).

          As a result of his stock ownership in NAI, Mr. Sumner
          M. Redstone is deemed the beneficial owner of 4,695,892 Common Shares of the Issuer or approximately 11.76% of the Issuer's issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 12, 2000).

          Fredric Reynolds, Executive Vice President and Chief
          Financial Officer of Viacom and a Director of the Issuer, owns no Common Shares.

          (c) The Issuer's Common Shares were acquired by the
          Reporting Persons pursuant to the merger of Medscape with and into the Issuer on May 19, 2000.

          (d)  None.

          (e)  N/A

Item 6.   Contracts, Arrangements, Understandings or
	  Relationships with Respect to Securities of the Issuer.
	  ------------------------------------------------------

          CBS Corporation, which merged with and into Viacom on May 4, 2000, was party to a Registration Rights Agreement dated as of August 3, 1999 with Medscape, which such agreement was amended and restated as of May 19, 2000 among the Issuer, Viacom (as successor to CBS) and other shareholders of the Issuer. A copy of the 2000 Amended and Restated Investors Rights Agreement is attached as Exhibit 99.1 hereto. 193,800 of the Common Shares beneficially owned by the Reporting Person are not subject to this Agreement.

Item 7.   Materials Filed as Exhibits
	  ----------------------------

          Exhibit 99.1  2000 Amended and Restated Investors
                        Rights Agreement dated as of May 19, 2000

                           Signatures


      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



May 30, 2000                            /s/ Sumner M. Redstone
					----------------------
                                        Sumner M. Redstone,
                                        Individually



                                   National Amusements, Inc.


                                   By:  /s/ Sumner M. Redstone
					----------------------
                                        Sumner M. Redstone,
                                        Chairman and Chief Executive
                                        Officer


                                   NAIRI, Inc.


                                   By:  /s/ Sumner M. Redstone
					------------------------
                                        Sumner M. Redstone,
                                        Chairman and President


                                   Viacom Inc.


                                   By:  /s/Michael D. Fricklas
					---------------------------
                                        Michael D. Fricklas
                                        Senior Vice President,
                                        General Counsel and Secretary

                             SCHEDULE I

                           VIACOM INC.

                          EXECUTIVE OFFICERS
                                                    Name and Address
                                                   of Corporation or
              Business or         Principal        Other Organization
  Name     Residence Address    Occupation or      in Which Employed
                                  Employment
---------------------------------------------------------------------
Sumner M.  Viacom Inc.        Chairman of the     National Amusements,
Redstone*  1515 Broadway      Board and Chief     Inc.
           New York, NY       Executive Officer   200 Elm Street
           10036              of Viacom Inc.;     Dedham, MA  02026
                              Chairman of the
                              Board and Chief
                              Executive Officer
                              of National
                              Amusements, Inc.

Mel        Viacom Inc.        President and       Chairman, President
Karmazin*  1515 Broadway      Chief Operating     and Chief Executive
           New York, NY       Officer Viacom      Officer of Infinity
           10036              Inc.                Broadcasting
                                                  Corporation

Carl D.    Viacom Inc.        Sr. VP, Corporate
Folta      1515 Broadway      Relations, of
           New York, NY       Viacom Inc.
           10036

Martin D.  Viacom Inc.        Sr. VP of Viacom
Franks     1515 Broadway      Inc. and Executive
           New York, NY       Vice President of
           10036              CBS Television


Robert G.  Viacom Inc.        Vice President,
Freedline  1515 Broadway      Treasurer of
           New York, NY       Viacom Inc.
           10036


Michael    Viacom Inc.        Sr. VP, General
D.         1515 Broadway      Counsel and
Fricklas   New York, NY       Secretary of
           10036              Viacom Inc.


Susan C.   Viacom Inc.        Vice President,
Gordon     1515 Broadway      Controller, Chief
           New York, NY       Accounting Officer
           10036              of Viacom Inc.


Carol A.   Viacom Inc.        Sr. VP, Government
Melton     1501 "M" Street,   Affairs of Viacom
           NW                 Inc.
           Suite 1100
           Washington, DC
           20005


William    Viacom Inc.        Sr. VP, Human
A. Roskin  1515 Broadway      Resources and
           New York, NY       Administration of
           10036              Viacom Inc.


Fredric    Viacom Inc.        Sr. VP, Chief
Reynolds   1515 Broadway      Financial Officer
           New York, NY       of Viacom Inc.
           10036

Martin     Viacom Inc.        Sr. VP, Investor
Shea       1515 Broadway      Relations of
           New York, NY       Viacom Inc.
           10036

*Also a Director

                             SCHEDULE I
                           (continued)

                              DIRECTORS

                                                    Name and Address
                                                   of Corporation or
              Business or         Principal        Other Organization
  Name     Residence Address    Occupation or      in Which Employed
                                  Employment
---------------------------------------------------------------------
George S.   Winer & Abrams    Attorney             Winer & Abrams
Abrams      60 State Street                        60 State Street
            Boston, MA 02109                       Boston, MA  02109

George H.   AKAMI             Chairman and Chief
Conrades    Technologies      Executive Officer
            201 Broadway      of
            Cambridge, MA     AKAMI Technologies
            02139
Philippe    121 East 65th     Director of Viacom
P. Dauman   Street            Inc.
            New York, NY      and National
            10021             Amusements, Inc.

Thomas E.   243 Cleft Road    Director of Viacom
Dooley      Mill Neck, NY     Inc.
            11937

William H.  UNCF              President and
Gray III    8260 Willow Oaks  Chief Executive
            Corporate Drive   Officer of The
            Fairfax, VA       College Fund/UNCF
            22031

Jan         SmithKline        Chief Executive
Leschly     Beecham           (Retired) of
            P.O. Box 7929     SmithKline Beecham
            Philadelphia, PA
            19101
David T.    Orion Safety      Chairman and Chief
McLaughlin  Products          Executive Officer
            P.O. Box 2047     of
            Easton, MD 21601  Orion Safety
                              Products


Ken Miller  Credit Suisse     Vice Chairman of     Credit Suisse
            First Boston      C.S. First Boston    First Boston
            Corporation                            Corporation
            11 Madison                             11 Madison Avenue
            Avenue - 22nd                          22nd Floor
            Floor                                  New York, NY
            New York, NY                           10010
            10010
Leslie      Viacom Inc.       President and        CBS Television
Moonves     1515 Broadway     Chief Executive      7800 Beverly Blvd.
            New York, NY      Officer of CBS       Los Angeles, CA
            10036             Television           90036

Brent D.    c/o Showtime      Director of          National
Redstone    Networks Inc.     National             Amusements, Inc.
            1633 Broadway     Amusements, Inc.     200 Elm Street
            New York, NY                           Dedham, MA  02026
            10019

Shari       National          President of         National
Redstone    Amusements, Inc.  National             Amusements, Inc.
            200 Elm Street    Amusements, Inc.     200 Elm Street
            Dedham, MA 02026                       Dedham, MA  02026


Fredric V.  Bell Atlantic     Vice Chairman--      Bell Atlantic
Salerno     Corporation       Finance and          Corporation
            1095 Avenue of    Business             1095 Avenue of the
            the Americas      Development of       Americas
            New York, NY      Bell Atlantic        New York, NY
            10036                                  10036


William     Yeshiva           VP for Academic      Yeshiva University
Schwartz    University        Affairs (chief       2495 Amsterdam
            2495 Amsterdam    academic officer)    Avenue
            Avenue            of Yeshiva           New York, NY
            New York, NY      University           10033
            10033

Ivan        Bell Atlantic     Chairman of the      Bell Atlantic
Seidenberg  Corporation       Board and Chief      Corporation
            1095 Avenue of    Executive Officer    1095 Avenue of the
            the Americas      of Bell Atlantic     Americas
            New York, NY                           New York, NY
            10036                                  10036

Patty       Bill and Melinda  Co-Chair and
Stonesifer  Gates             President of
            Foundation        Bill and Melinda
            1551 Eastlake     Gates Foundation
            Ave. East
            Seattle, WA
            98102

Robert D.   Cardinal Health,  Chairman and Chief
Walter      Inc.              Executive Officer
            7000 Cardinal     of Cardinal
            Place             Health, Inc.
            Dublin, OH 43017

                           SCHEDULE II

                           NAIRI, INC.

                          EXECUTIVE OFFICERS
                                                    Name and Address
                                                   of Corporation or
              Business or         Principal        Other Organization
  Name     Residence Address    Occupation or      in Which Employed
                                  Employment
---------------------------------------------------------------------
Sumner M.  Viacom Inc.        Chairman of the      National
Redstone*  1515 Broadway      Board of Viacom      Amusements, Inc.
           New York, NY       Inc.; Chairman of    200 Elm Street
           10036              the Board and Chief  Dedham, MA  02026
                              Executive Officer
                              of National
                              Amusements, Inc.;
                              Chairman and
                              President of NAIRI,
                              Inc.

Shari      National           President of         National
Redstone*  Amusements, Inc.   National             Amusements, Inc.
           200 Elm Street     Amusements, Inc.     200 Elm Street
           Dedham, MA  02026  and Executive Vice   Dedham, MA  02026
                              President of NAIRI,
                              Inc.

Jerome     National           Vice President and   National
Magner     Amusements, Inc.   Treasurer of         Amusements, Inc.
           200 Elm Street     National             200 Elm Street
           Dedham, MA  02026  Amusements, Inc.     Dedham, MA  02026
                              and NAIRI, Inc.

Richard    National           Vice President of    National
Sherman    Amusements, Inc.   National             Amusements, Inc.
           200 Elm Street     Amusements, Inc.     200 Elm Street
           Dedham, MA  02026  and NAIRI, Inc.      Dedham, MA  02026

*Also a Director

                          SCHEDULE III

                    NATIONAL AMUSEMENTS, INC.

                          EXECUTIVE OFFICERS
                                                    Name and Address
                                                    of Corporation or
              Business or          Principal       Other Organization
   Name    Residence Address      Occupation        in which Employed
                                 or Employment
----------------------------------------------------------------------
Sumner M.  Viacom Inc.        Chairman of the      National
Redstone*  1515 Broadway      Board of Viacom      Amusements, Inc.
           New York, NY       Inc.; Chairman of    200 Elm Street
           l0036              the Board and Chief  Dedham, MA  02026
                              Executive Officer
                              of National
                              Amusements, Inc.;
                              Chairman and
                              President of NAIRI,
                              Inc.

Shari      National           President of         National
Redstone*  Amusements, Inc.   National             Amusements, Inc.
           200 Elm Street     Amusements, Inc.     200 Elm Street
           Dedham, MA  02026  and Executive Vice   Dedham, MA  02026
                              President of NAIRI,
                              Inc.

Jerome     National           VP and Treasurer of  National
Magner     Amusements, Inc.   National             Amusements, Inc.
           200 Elm Street     Amusements, Inc.,    200 Elm Street
           Dedham, MA  02026  and NAIRI, Inc.      Dedham, MA  02026


Richard    National           Vice President of    National
Sherman    Amusements, Inc.   National             Amusements, Inc.
           200 Elm Street     Amusements, Inc.     200 Elm Street
           Dedham, MA  02026  and NAIRI, Inc.      Dedham, MA  02026

*Also a Director

                              DIRECTORS

                                                    Name and Address
                                                   of Corporation or
              Business or         Principal        Other Organization
  Name     Residence Address    Occupation or      in Which Employed
                                  Employment
---------------------------------------------------------------------

George S.  Winer & Abrams     Attorney             Winer & Abrams
Abrams     60 State Street                         60 State Street
           Boston, MA  02109                       Boston, MA  02109


David      Lourie and Cutler  Attorney             Lourie and Cutler
Andelman   60 State Street                         60 State Street
           Boston, MA  02109                       Boston, MA  02109


Philippe   Residence:         Director of
P. Dauman  121 East 65th      National
           Street             Amusements, Inc.
           New York, NY       and Viacom Inc.
           10021

Brent D.   c/o Showtime       Director of          National
Redstone   Networks Inc.      National             Amusements, Inc.
           1633 Broadway      Amusements, Inc.     200 Elm Street
           New York, NY                            Dedham, MA  02026
           10019



                          EXHIBIT INDEX


99.1 Amended and Restated Investors Rights Agreement dated as of May 19, 2000